Exhibit No. 12.

Questar Market Resources, Inc.

Ratio of Earnings to Fixed Charges

(Unaudited)

	3 Months Ended March 31,
	2009	2008
	(dollars in millions)
Earnings
Income before income taxes	$32.5	$224.9
Less Company’s share of earnings of equity investees	(0.6)	(0.2)
Plus distributions from equity investees	0.1	0.1
Less noncontrolling interest income	(0.5)	(2.4)
Plus interest expense	16.2	12.6
Plus interest portion of rental expense	0.6	0.5
	$48.3	$235.5

Fixed Charges
Interest expense	$16.2	$ 12.6
Plus interest portion of rental expense	0.6	0.5
	$16.8	$ 13.1

Ratio of Earnings to Fixed Charges	2.9	18.0

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distributions of equity investees. Income before income taxes includes Market Resources’ share of pretax earnings of equity investees. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs, and the interest portion of rental expense estimated at 50%.